As filed with the Securities and Exchange Commission on May 23, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

ISSUER TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

NUVEEN MORTGAGE OPPORTUNITY TERM FUND 2

(Name of Subject Company (Issuer))

NUVEEN MORTGAGE OPPORTUNITY TERM FUND 2

(Name of Filing Person (Issuer))

COMMON SHARES OF BENEFICIAL INTEREST, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

67074R100

(CUSIP Number of Class of Securities)

Gifford R. Zimmerman

Vice President and Secretary

Nuveen, LLC

333 West Wacker Drive

Chicago, Illinois 60606

(800) 257-8787

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person(s))

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE
None

*	Set forth the amount on which the filing fee is calculated and state how it was determined.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) to designate the appropriate provision(s) being relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

Contact: Name Kristyna Munoz Phone 254-644-1615 Email Kristyna.munoz@nuveen.com

Nuveen Mortgage Closed-End Funds Announce Alternate Proposals

NEW YORK, May 23, 2019 – The Board of Trustees of Nuveen Mortgage Opportunity Term Fund (NYSE: JLS) and Nuveen Mortgage Opportunity Term Fund 2 (NYSE: JMT) have approved a series of proposals that will allow shareholders the opportunity to maintain their exposure to securitized credit. In light of the upcoming scheduled termination of each fund, these alternate proposals, which replace a previously announced merger proposal, asks shareholders of each fund to vote to amend the charter and eliminate the term structure. For each fund, if the fund’s charter amendment and the other proposals described below are approved by shareholders, the fund will conduct a tender offer for up to 100 percent of its outstanding shares at NAV. If the fund’s managed assets taking into account shares properly tendered in the tender offer would be $80 million or greater, the tender offer will be completed and the fund’s term structure will be eliminated. If the fund’s managed assets after the tender offer would be less than $80 million, the tender offer will be cancelled with no common shares repurchased and instead that fund will proceed to terminate as scheduled.

The funds currently have an investment objective to generate attractive total returns through opportunistic investments in mortgage-backed securities (MBS). As part of the alternate proposals, shareholders will be asked to vote on a change in investment objective to generate high current income through opportunistic investments in securitized credit. Additionally, JLS and JMT will update their investment policies to invest at least 65% of managed assets in MBS, including residential MBS and commercial MBS and may invest up to 35% in non-mortgage related asset-backed securities including, but not limited to, consumer, auto, collateralized loan obligations, solar, timeshare, aircraft and catastrophe bonds.

As a result of these investment policy changes, each of JLS and JMT will change its name. JLS will be renamed “Nuveen Mortgage and Income Fund” and JMT will be renamed “Nuveen Mortgage and Income Fund 2.” Additionally, as part of the alternate proposals, shareholders of each fund will be asked to vote on a new investment management agreement with Nuveen Fund Advisors, LLC that provides for a lower fund-level management fee at each asset level and a new sub-advisory agreement with Teachers Advisors, LLC. Aashh Parekh, Nick Travaglino, and Steve Virgilio of Teachers Advisors will serve as portfolio managers.

Each of the changes described above will take effect with respect to a fund only if shareholders of that fund approve all of the proposals described above and the tender offer condition is satisfied.

More information on the proposals will be contained in proxy materials expected to be filed in the near future.

FORWARD-LOOKING STATEMENTS

Certain statements made herein are forward-looking statements. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors. These include, but are not limited to:

•	market developments;

•	legal and regulatory developments;

•	the ability to obtain requisite shareholder approval for the proposals described herein;

•	the number of shares tendered in response to each fund’s tender offer; and

•	other additional risks and uncertainties.

Nuveen and the closed-end funds managed by Nuveen Fund Advisers and Nuveen affiliates undertake no responsibility to update publicly or revise any forward-looking statements.

The annual and semi-annual reports and other regulatory filings of Nuveen closed-end funds with the Securities and Exchange Commission (“SEC”) are accessible on the SEC’s web site at www.sec.gov and on Nuveen’s web site at http://www.nuveen.com/cef and may discuss the above-mentioned or other factors that affect Nuveen closed-end funds. The information contained on the Nuveen website is not a part of this press release.

IMPORTANT INFORMATION

In connection with the proposals discussed herein, the funds expect to file with the SEC solicitation materials in the form of a joint proxy statement on Schedule 14A. Investors are urged to read the solicitation materials and any other relevant documents when they become available because they will contain important information about the proposals. After they are filed, free copies of the solicitation materials will be available on the SEC’s web site at www.sec.gov.

This communication is not a solicitation of a proxy from any fund shareholder. However, the funds, Nuveen Fund Advisers, Teachers Advisors and certain of their respective directors/trustees, officers and affiliates may be deemed under the rules of the SEC to be participants in the solicitation of proxies from shareholders in connection with the proposals discussed herein. Information about the trustees and officers of the funds may be found in their respective annual reports previously filed with the SEC.

The tender offers referred to herein have not yet commenced, and there is no certainly that such offers will be commenced or completed. This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. Each tender offer will be made only through an offer to purchase and other related materials that will be made available to JLS and JMT shareholders and filed with the SEC if and when the tender offer commences. Shareholders and other investors are urged to read the tender offer statement, the offer to purchase and the other related materials when they become available because they will contain important information. After they are filed, free copies of these materials will be available on the SEC’s web site at www.sec.gov.

Fund shares are not guaranteed or endorsed by any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation. Shares of closed-end funds are subject to investment risks, including the possible loss of principal invested. Past performance is no guarantee of future results. Closed-end funds frequently trade at a discount to their net asset value.

About Nuveen

Nuveen, the investment manager of TIAA, offers a comprehensive range of outcome-focused investment solutions designed to secure the long-term financial goals of institutional and individual investors. Nuveen has $989 billion in assets under management as of 3/31/19 and operations in 16 countries. Its affiliates offer deep expertise across a comprehensive range of traditional and alternative investments through a wide array of vehicles and customized strategies. For more information, please visit www.nuveen.com.

Nuveen Securities, LLC, member FINRA and SIPC.

The information contained on the Nuveen website is not a part of this press release.

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